UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Corning Incorporated

(Name of Subject Company (Issuer))

Corning Incorporated

(Name of Filing Person (Issuer))

ZERO COUPON CONVERTIBLE DEBENTURES DUE NOVEMBER 8, 2015

(Title of Class of Securities)

219350 AJ 4

(CUSIP Number of Class of Securities)

William D. Eggers

Senior Vice President and

General Counsel

Corning Incorporated

One Riverfront Plaza

Corning, New York 14831

(607) 974-9000

☒ Check	the box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee
was	previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,540	Filing Party: Corning Incorporated SEC File No. 005-19283
Date Filed: May 7, 2003	Form or Registration No.: Schedule TO-I
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-l.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule l3D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT TO AMENDMENT NO. 1

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to an offer by Corning Incorporated (“Corning”), a New York corporation, to purchase for cash up to $800,000,000 aggregate principal amount at maturity of its Zero Coupon Convertible Debentures due November 8, 2015 (the “Notes”) at a purchase price of not greater than $750 nor less than $725 per $1,000 principal amount at maturity of the Notes. Reference to a Note in the singular refers to a Note representing $1,000 principal amount at maturity.

This Amendment No. 1 to Tender Offer Statement on Schedule TO is being filed by Corning and amends and supplements certain provisions of Corning’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2003 (as amended and supplemented, the “Tender Offer Statement”) and Corning’s offer for the Notes set forth in the Offer to Purchase for Cash Up to $800,000,000 Aggregate Principal Amount at Maturity of its Outstanding Zero Coupon Convertible Debentures Due November 8, 2015 (CUSIP No. 219350 AJ 4) (as amended and supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as amended and supplemented, the “Letter of Transmittal”) which, together with the Offer to Purchase, constitute the “Offer”) and both of which are filed as Exhibits to the initial Schedule TO with the SEC. The Offer will expire at 12:00 midnight, Eastern Time, on June 4, 2003 unless extended or earlier terminated.

Item 1.    Summary Term Sheet

The Summary Term Sheet set forth in the Offer to Purchase is hereby amended to substitute the following three sentences for the second and third sentences under the question “If I tender, when will I receive payment for the Notes?”:

We will make payment for all accepted Notes promptly after the Expiration Time. We expect that the payment date will be approximately five business days after the Expiration Time If the Offer is oversubscribed and we are required to pro rate our acceptance of the Notes, we expect to announce the result of the proration and to make payment for all accepted Notes within five business days after the Expiration Time.

Each other place in the Offer to Purchase or the Letter of Transmittal or any other document which is an Exhibit to Corning’s Schedule TO, as amended, when the payment for the Notes is discussed and it is noted that in the event of a proration the calculation of the proration is expected to be announced within five business days after the Notes are accepted is hereby amended to provide that the announcement and the payment for the accepted Notes will be expected within five business days after the Expiration Time.

The Company confirms that, assuming Notes are accepted for payment, payment will be made promptly after the Expiration Time.

Item 4.    Terms of the Transaction

(a)	Material Terms.

(1)  Tender Offers.

The fifth paragraph of Section 2. Terms of the Offer of the Offer to Purchase is hereby amended to add the following sentence at the end of the paragraph:

To permit it to purchase Notes only in $1,000 of principal amount at maturity, Corning will round up or round down to the nearest $1,000 principal amount at maturity with respect to each prorated Note with a principal amount at maturity greater than $1,000 at maturity to be accepted for purchase.

In each other place in the Offer to Purchase or the Letter of Transmittal or any other document which is an Exhibit to Corning’s Schedule TO, as amended, the discussion of the proration of Notes for purchase if the Offer is oversubscribed is hereby amended to add a provision describing the rounding up or down to the nearest $1,000 principal amount at maturity of each prorated Note with a principal amount at maturity greater than $1,000 at maturity to be accepted for purchase to permit Corning to purchase notes only in $1,000 of principal amount of at maturity.

In the first paragraph of Section 7. Acceptance of the Notes for Payment of the Offer to Purchase, the term “promptly” is hereby substituted for the term “immediately.” In each other place in the Offer to Purchase or the Letter of Transmittal or any other document which is an Exhibit to Corning’s Schedule TO, as amended, when the clause “immediately after the Expiration Date” or terms of similar import are used, the term “promptly” is hereby substituted for the term “immediately.”

In the second paragraph of Section 7. Acceptance of the Notes for Payment of the Offer to Purchase, the clause in the first sentence “in order to comply, in whole or in part, with any applicable law” is hereby replaced with the clause “if necessary to obtain any required governmental regulatory approval.” In each other place in the Offer to Purchase or the Letter of Transmittal or any other document which is an Exhibit to Corning’s Schedule TO, as amended, where any right of the Company to delay acceptance of the Notes or terminate the Offer is described as available to Corning in order to comply with applicable law, such clause is hereby amended to provide that such delay or termination may only occur “if necessary in order to obtain any required governmental regulatory approval.”

The section of the Offer to Purchase entitled Section 12. Conditions of the Offer is hereby amended as follows:

The first and second bullets describing conditions to the Offer is hereby replaced in its entirety by the following:

•	any statute, rule, regulation, judgment, order, stay, decree or injunction shall have been proposed, promulgated, enacted, entered, enforced, or deemed to be applicable by any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which, in our reasonable judgment, would directly or indirectly prohibit, prevent, restrict or delay the consummation of the Offer including any such event that would make the Offer illegal;

•	we have determined that the acceptance for payment of, or payment for, some or all of the Notes would violate, conflict with or constitute a breach of any order, statute, law, rule, regulation, executive order, decree, or judgment of any court to which we are bound or subject;

The fifth bullet describing conditions to the Offer is hereby replaced in its entirety by the following:

•	there shall have occurred any event or series of events that, in our reasonable judgment:
—	could prohibit, prevent, restrict or delay consummation of the Offer; or

—	materially and adversely affect our and our subsidiaries’ business, assets, condition (financial or otherwise), income, operations or prospects or stock ownership, taken as a whole.

The final paragraph under the heading Section 12. Conditions of the Offer is hereby amended in its entirety to read as follows:

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (except for circumstances arising from any action or inaction on our part) giving rise to such condition or may be waived by us in whole or in part at any time and from time to time prior to or at the Expiration Time. If any condition to the Offer is not satisfied or waived by us prior to the Expiration Time, we reserve the right (but shall not be obligated), subject to applicable law prior to or at the Expiration Time: (i) to terminate the Offer and return the tendered Notes to the tendering holders; (ii) to waive all unsatisfied conditions and accept for payment and purchase Notes up to the Offer Amount that are validly tendered (and not withdrawn) prior to the Expiration Time; (iii) to extend the Offer and retain the Notes that have been tendered during the period for which the Offer is extended; or (iv) to amend the Offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of or otherwise affect any of our other rights and each such right will be deemed an ongoing right which we may assert at any time and from time to time prior to or at the Expiration Time. Any determination by us concerning the events described above will be final and binding upon all parties.

Each other place in the Offer to Purchase or the Letter of Transmittal, including without limitation, Instruction 9 thereof, or any other document which is an Exhibit to Corning’s Schedule TO, as amended, where the conditions to the Offer are described, is hereby amended to clarify that any conditions to the Offer, other than receipt of any required governmental regulatory approval, must be satisfied or waived before or at the Expiration Time and that no condition which is caused by any act or omission of Corning will provide a condition permitting Corning to terminate the Offer.

The word “certain” in the heading Section 13. Certain Federal Income Tax Consequences and in the first sentence under such heading is hereby replaced by the word “material.”

The second sentence of the first paragraph and the first sentence of the second paragraph under the heading Section 13. Certain Federal Income Tax Consequences are hereby amended to delete the sentences “It is provided for general informational purposes only and is not tax advice,” and “This summary of U.S. Federal Tax Consequences is for general information only and is not tax advice,” and replace each of them with the following sentence:

THIS SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES RESULTING FROM TENDER AND SALE OF THE NOTES IN THE OFFER IS GENERAL IN NATURE AND MAY NOT COMPLETELY DESCRIBE THE APPLICATION OF SUCH TAX TO ANY PARTICULAR NOTE HOLDER’S UNIQUE TAX CIRCUMSTANCES.

Item 12.	Exhibits

(a)(l)(A)	Offer to Purchase, dated May 7, 2003.*

(a)(l)(B)

Revised form of Letter of Transmittal, including taxpayer I.D. guidelines. The Letter of Transmittal is amended to delete the clause “the undersigned understands” in each place where it occurs and to add the following sentence immediately prior to the “Special Payment Instructions” and Special Delivery Instructions and signature page:

Nothing contained in this Letter of Transmittal constitutes a waiver by the undersigned of any rights the undersigned may have as a seller under any applicable federal securities laws.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Summary Advertisement.*

(a)(5)(B)	Press Release issued by Corning on May 6, 2003.*

(b)(1)	Not applicable

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORNING INCORPORATED

By:	/S/ MARK S. ROGUS
Name: Mark S. Rogus Title: Vice President and Treasurer

Dated: May 19, 2003

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